UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934

                                GB Holdings, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    36150A109
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 17, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d- 1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 36150A109

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) / /
                                                                   (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  Not applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER


8        SHARED VOTING POWER
                7,748,744

9        SOLE DISPOSITIVE POWER

10       SHARED DISPOSITIVE POWER
                7,748,744

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                7,748,744

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                77.49%

14       TYPE OF REPORTING PERSON*
                 IN

                                  SCHEDULE 13D

CUSIP No. 36150A109

1        NAME OF REPORTING PERSON
                  Larch LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                1,315,211

8        SHARED VOTING POWER


9        SOLE DISPOSITIVE POWER
                1,315,211

10       SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,315,211

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  13.15%

14       TYPE OF REPORTING PERSON*
                  CO





                                  SCHEDULE 13D

CUSIP No. 36150A109

1        NAME OF REPORTING PERSON
                  Cyprus, LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  6,433,533

8        SHARED VOTING POWER


9        SOLE DISPOSITIVE POWER
                  6,433,533

10       SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  6,433,533

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  64.34%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 36150A109

1        NAME OF REPORTING PERSON
                  Starfire Holding Corporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  Not applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER


8        SHARED VOTING POWER
                  6,433,533

9        SOLE DISPOSITIVE POWER


10       SHARED DISPOSITIVE POWER
                  6,433,533

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  6,433,533

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  64.34%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 36150A109

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  Not applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER


8        SHARED VOTING POWER
                  6,433,533

9        SOLE DISPOSITIVE POWER


10       SHARED DISPOSITIVE POWER
                  6,433,533

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  6,433,533

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  64.34%

14       TYPE OF REPORTING PERSON*
                  CO

Item 1.  Security and Issuer

          This Amendment No. 1 to Schedule 13D, which was filed with the Commission on February 8, 2001, relates to common stock, par value $.01 per share ("Shares"), of GB Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is c/o Sands Hotel and Casino, Indiana Avenue and Brighton Park, Atlantic City, New Jersey 08401.

Item 2.  Identity and Background

          Item 2(e) is hereby amended to delete the reference to "Exhibit F" and insert in place thereof "Exhibit G".

Item 3.  Source and Amount of Funds or Other Consideration

          On August 17, 2001, Cyprus purchased 493,322 Shares pursuant to the Confirm (as hereinafter defined) and the Starfire Agreement pursuant to which the counterparty exercised its right to put such Shares and $10,095,000 principal amount of GBPF Notes to Starfire (or an affiliate) for a purchase price of $16,605,281.49. The source of funding for the purchase of these Shares was the general working capital of Cyprus and its affiliates.



Item 5.  Interest in Securities of the Issuer

  (a) As of the close of business on August 17, 2001, Mr. Icahn and the Icahn Entities beneficially owned in the aggregate 7,748,743 Shares constituting approximately 77.49% of the outstanding Shares (based upon the 10,000,000 Shares stated to be outstanding as of June 30, 2001 by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission on August 13, 2001). Each of Starfire and Barberry may, by virtue of its membership interest in Cyprus, be deemed to own beneficially the 6,433,533 Shares as to which Cyprus possesses direct beneficial ownership. Each of Starfire and Barberry disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn may, by virtue of his ownership of and position(s) with Larch, Starfire, Barberry and AREH, be deemed to beneficially own the (i) 1,315,211 Shares as to which Larch possesses direct beneficial ownership and (ii) 6,433,533 Shares as to which Cyprus possesses direct beneficial ownership. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

  (b) Larch has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,315,211 Shares. Cyprus has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,433,5323 Shares. Each of Starfire and Barberry may, by virtue of its membership interest in Cyprus, be deemed to share with Cyprus the power to vote or to direct the vote and to dispose or to direct the disposition of the 6,433,533 Shares as to which Cyprus possesses direct beneficial ownership.

          Mr. Icahn may, by virtue of his ownership of and position(s) with Larch, Starfire and Barberry be deemed to share with (i) Larch the power to vote or to direct the vote and to dispose or to direct the disposition of the 1,315,211 Shares as to which Larch possesses direct beneficial ownership and (ii) Cyprus the power to vote or to direct the vote and to dispose or to direct the disposition of the 6,433,533 Shares as to which Cyprus possesses direct beneficial ownership.

  (c) The only transactions effected within the past 60 days in the Shares are set forth in Item 3 hereof.


  (d)     Not applicable.

  (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          Starfire, Cyprus and Bear, Stearns are parties to a trade confirmation (the "Confirm") pursuant to which the transaction referred to in Item 3 was completed. The discussion herein of such transaction and the Agreement are subject to and qualified in their entirety by reference to the complete text of the Agreement, which is included as Exhibit H hereto and incorporated herein by reference.

      On May 9, 2001, the CCC granted plenary qualification to each of Cyprus and Larch and the ICA Trusts were dissolved pursuant to their terms.

Item 7.           Material to Be Filed as Exhibits

                  Exhibit G:        Item 2 disclosure.

                  Exhibit H:        Trade Confirmation dated as of
                                    August 17, 2001, among Starfire Cyprus and
                                    Bear, Stearns.




                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                   SIGNATURES

                  After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the Common Stock, par value $.01 per share, of GB Holdings, Inc., a Delaware corporation, is true, complete and correct.

Dated: August 21, 2001.

                                                     /s/ Carl C. Icahn
                                                     Carl C. Icahn, Individually

                                                     Larch LLC


                                                     /s/ Carl C. Icahn
                                                     By:     Carl C. Icahn
                                                     Title:  Member

                                                     Cyprus, LLC

                                                     By:     BARBERRY CORP.
                                                     Title: Managing Member


                                                     /s/ Carl C. Icahn
                                                     By:     Carl C. Icahn
                                                     Title:  President

                                                    STARFIRE HOLDING CORPORATION


                                                     /s/ Carl C. Icahn
                                                     By:     Carl C. Icahn
                                                     Title:  President

                                                     BARBERRY CORP.


                                                     /s/ Carl C. Icahn
                                                     By:   Carl C. Icahn
                                                     Title:  President


    [Signature page to Amendment No. 1 to Schedule 13D re GB Holdings, Inc.]

                                   EXHIBIT G


         On January 5, 2001, Reliance Group Holdings, Inc. ("Reliance") commenced an action in the United States District Court for the Southern District of New York against "Carl C. Icahn, Icahn Associates Corp. and High River Limited Partnership" alleging that High River's tender offer for Reliance 9% senior notes violated Section 14(e) of the Exchange Act. Reliance sought a temporary restraining order and preliminary and permanent injunctive relief to prevent defendants from purchasing the notes. The Court initially imposed a temporary restraining order. Defendants then supplemented the tender offer disclosures. The Court conducted a hearing on the disclosures and other matters raised by Reliance. It then denied plaintiffs' motion for a preliminary injunction and ordered dissolution of its temporary restraining order following dissemination of the supplement.

         Reliance took an immediate appeal to the United States Court of Appeals for the Second Circuit and sought a stay to restrain defendants from purchasing notes during the pendency of the appeal. On January 30, 2001, the Court of Appeals denied plaintiff's stay application. On January 30, Reliance also sought a further temporary restraining order from the District Court. The Court considered the matter and reimposed its original restraint until noon the next day, at which time the restraint was dissolved. The appeal was argued on March 9 and denied on March 22. By order dated August 6, 2001, having met with the parties on August 3, 2001, and having been advised that the issues raised by the pleadings have been mooted by events and by prior rulings, the Court dismissed the case without costs pursuant to Rule 41(a)(2).